FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Banco Santander, S.A.

Item

1	Material Fact dated January 10, 2017

Item 1

MATERIAL FACT

Banco Santander hereby announces that as from 8.30 a.m. tomorrow, Wednesday 11 January 2017, meetings will be held with analysts and investors on Santander Group’s fixed income issuance plan.

The documentation to be provided at these meetings will be the same at each of them and will be made public in advance, when it is submitted to the CNMV and published on Banco Santander’s corporate website, www.santander.com.

Boadilla del Monte, Madrid, 10 January 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 10, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer